Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold”)

KIBALI PREPARES TO POUR FIRST GOLD

Kinshasa, DRC, 23 July 2013 — The giant Kibali gold project in the Democratic Republic of Congo has advanced to its immediate preproduction development stage and final preparations are now being made for the first gold pour, targeted for October this year.

Chief executive Mark Bristow told a media briefing here today that more than a million tonnes of ore from the open pit mine had already been stockpiled to feed the metallurgical plant’s oxide circuit, which is scheduled to start commissioning in the third quarter this year. All 36 power generator sets have arrived on site and the backup diesel powerstation is on schedule, with the first six of the 15 generator sets needed for plant start-up already commissioned. The construction of the first hydrostation is on track for completion in quarter one of next year and will be followed by three further stations. Work on the underground mine is also progressing well, with the development of the declines ahead of schedule and the vertical shaft due to reach a depth of 183 metres by year end.

In line with Randgold’s policy of local employment and upskilling, 71 people from the local community as well as another 22 DRC nationals are currently being trained as plant operators and supervisors at Randgold’s Tongon mine in Côte d’Ivoire and its Morila mine in southern Mali. Like Randgold’s other mines, Kibali’s management team is being drawn largely from host-country nationals.

In the meantime the relocation programme, one of the most complex and sensitive parts of the project’s development, is nearing completion, with more than 3 400 families already resettled in the new model village of Kokiza. Randgold is currently in the process of handing over the village to a local administration.

“We are on the brink of delivering another world-class gold mine to our stakeholders. The first of its size in this country, it will be an enormous economic boon to the DRC, the Province Orientale, the local community and our investors,” Bristow said.

“We’re particularly proud of our record of meeting our commitments at every stage of the project, starting soon after its acquisition, when we succeeded in doubling the size of its reserves as forecast in our initial submissions to government. Since then, we have achieved all that we promised, and more.”

Bristow said Randgold strove to be a productive and accountable partner to its host countries and the mutually beneficial relationships it cultivated were crucial to the development of sustainably profitable businesses in these countries.

“With Kibali now in the home stretch, the support of the various DRC authorities is essential to ensure that everything goes smoothly from here on, and that that first bar of gold is produced and delivered on time,” he said.

Bristow noted that the recent drop in the gold price was having major repercussions for the mining industry, with projects being cancelled, budgets cut and growth plans revised downwards.

“Kibali represents an initial investment of US$1.7 billion by Randgold and its partner AngloGold Ashanti, who are also funding SOKIMO, the DRC government-owned gold mining company that holds a 10% carried interest in the joint venture. It is my hope that it will serve as the platform for further gold discoveries and developments in the DRC. We are also continuing with our engagement with the DRC government in its review of the mining code, and we trust that this will not be amended in a way that discourages further investment here. The current code serves the State and the industry fairly and well and Kibali is the first gold mine to be developed under this code. What is required is not a change to that code but its effective application,” he said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 779 775 2288	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001 222

Louis Watum GM Kibali Goldmine +243 994 035 464 / +243 817 153 062	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.